Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DEMAND MEDIA, INC.

Demand Media, Inc., a Delaware corporation (the “Corporation”), does hereby certify:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph in Article 4 thereof and inserting the following in lieu thereof:

This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is one hundred twenty-five million (125,000,000) shares, one hundred million (100,000,000) shares of which shall be Common Stock and twenty-five million (25,000,000) shares of which shall be Preferred Stock.  The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share.

Upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each 5 shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holder thereof, be combined and converted into one share of Common Stock, par value $0.0001 per share, of the Corporation.  No fractional shares shall be issued and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share.  After the transfer agent’s completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be in its corporate name this 1st day of August, 2014.

DEMAND MEDIA, INC.

By:	/s/ SHAWN COLO
Name: Shawn Colo
Title: Interim Chief Executive Officer